AMS HOMECARE INC.

1360 Cliveden Avenue

Delta, B.C.

V3M 6K2

(604) 273-5173

NOTICE OF CHANGE OF AUDITOR

In accordance with the requirements of National Policy 51-102 which deals with a change of auditor of a reporting issuer, AMS Homecare Inc. (the “Company”) advises:

a.

Management has announced that Cinnamon Jang Willoughby & Company of Burnaby, B.C. have resigned by letter dated August 3, 2006, and that STS Partners LLP of Vancouver, B.C. have been proposed for appointment as auditors of the reporting issuer effective immediately in place of Cinnamon Jang Willoughby & Company;

b.

Cinnamon Jang Willoughby & Company resigned on their on initiative;

c.

There have been no reservations in the auditors’ reports prepared by Cinnamon Jang Willoughby & Company, during the reporting issuer’s fiscal years ended February 29, 2004 and February 28, 2005;

d.

The appointment of STS Partners LLP and the acceptance of the resignation from Cinnamon Jang Willoughby & Company was considered and approved by the reporting issuer’s Board of Directors;

e.

There have been no reportable events for disagreements or consultations;

f.

There was an unresolved issue as noted below:

i)

Description

AMS Homecare, Inc. (the “Company”) has used Cinnamon, Jang, Willoughby & Co. (“Cinnamon Jang”), as its independent auditors since approximately 2003. The Company retained Cinnamon Jang to complete an independent audit for the fiscal year ended February 28, 2006 in a timely manner. Although field work began in May of 2006, Cinnamon Jang mistakenly believed that the filing deadline for filing audited financial statements with the British Columbia Securities commission was in August, not the actual filing deadline of June 28th. When apprised of this fact, Cinnamon Jang was not able to meet the deadline while making duplicative document and information requests of the Company.

Shortly thereafter, the Company issued a press release explaining to the public the reasons why audited financial statements were not filed in a timely manner. Taking exception to the statements in the press release, Cinnamon Jang resigned as auditors for the Company. The Company executed a lengthy search for new independent auditors, which resulted in retaining STS Partners LLP. On approximately July 27th, counsel for Cinnamon Jang promised that any new auditors retained by the Company would have access to the work product of Cinnamon Jang in connection with their audit of the Company. The Company did retain new auditors who requested access to the work product of CJW. Despite their earlier representations CJW denied access to the documents and work product. AMS had its lawyers intervene and on August 31, 2006 CJW’s lawyers confirmed that CJW would provide the requested access to the documents and work product. The new auditors had anticipated that they would be able to access the documents and work product on Friday Sept. 1st 2006 and thereafter as necessary. The new auditors completed their audit and the company filed the audited statements along with the audit opinion letter on October 18, 2006. The delay in filing Form 20-F is a result of circumstances beyond the Company’s control. The Company could not remedy these circumstances without unreasonable effort and expense.

ii)

The Board of Directors discussed the issue with the former auditor;

iii)

The Company authorized the former auditors to respond fully to all inquiries by the successor auditors concerning the issue;

g.

Each of Cinnamon Jang Willoughby & Company and STS Partners LLP, have been requested to respond to this Notice by letters addressed to the British Columbia Securities Commission and the Alberta Securities Commission.

DATED this 16th day of November, 2006:

ON BEHALF OF THE BOARD OF

DIRECTORS OF AMS HOMECARE INC.

Per:

_________”Harj Gill_____________________

Harj Gill, Chief Executive Officer, and Director